UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 3, 2008

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of article 82 of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

RELEVANT EVENT

Further to the agreements disclosed to the markets on November 22 2006, BBVA has reached a new agreement with the Chinese group CITIC Group which completion will allow BBVA in the terms and conditions later detailed to:

- Increase its participation in CITIC International Finantial Holdings Ltd,
(CIFH) (currently listed on the Hong Kong Stock Exchange) up to approximately
30% of its share capital and to designate three members to its Board of
Directors, after CIFH has become a private company as a result of the implementation of the Scheme of Arrangement (see below).

- Increase its direct and indirect participation in the People’s Republic of
China financial entity China CITIC Bank (CNCB) approximately up to 10.07% of its share capital by acquiring  existing CNCB shares. BBVA will also have the right to nominate two directors to the board of CNCB.

Completion of the agreement reflects that Gloryshare Investments Limited (the
Offeror), which is part of CITIC group and the controlling shareholder of CIFH, will delist CIFH from the Hong Kong Stock Exchange through the implementation of a Scheme of Arrangement.

This procedure provided by the Hong Kong legislation requires a number of conditions including: (i) approval by the general shareholders meeting of CIFH in accordance with certain special majority requirements for targeted shareholders and (ii) sanction by the relevant Court. If the Scheme becomes effective the Offeror will acquire all the shares the offer was addressed to.
The agreement reached provides that CIFH shares owned by BBVA are not targeted by the Scheme.

Terms and conditions of the Scheme of Arrangement will be included in the Scheme of Arrangement Announcement filed with Hong Kong regulatory authorities (and under current review by such authorities) by the Offeror and which will be disclosed soon.

If the Scheme of Arrangement is proposed to, and approved by, shareholders of
CIFH and becomes effective, and provided that all necessary authorisations are obtained, the agreement provides for the transactions which will enable BBVA to reach the above mentioned stakes in CIFH and CNCB.

Completion of the agreements, once the required approvals have been obtained, will require a total disbursement by BBVA of approximately 800 MM €, which includes the investment in shares as well as the future contribution of funds for CIFH’s development.

Moreover, BBVA maintains a call option to acquire during the next two years an additional percentage in the share capital of CNCB. Subject to conditions, the agreements reached allow BBVA to exercise the option and its participation in
CNCB could reach up to 15%.

Madrid, June 3, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 06/03/2008	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Chief accounting officer